Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION

THE ENTRUSTMENT AGREEMENT IN RELATION TO

THE PRELIMINARY WORK FOR

THE DEVELOPMENT OF THE PROJECT LAND

The Board is pleased to announce that on 22 August 2018, the Company entered into the Entrustment Agreement with GRRE, pursuant to which the Group has entrusted GRRE to provide services in relation to the preliminary work for the development of the Project Land.

As at the date of this announcement, GRGC is the largest shareholder of the Company. As a wholly-owned subsidiary of the GRGC, GRRE is an associate of GRGC and therefore a connected person of the Company. Accordingly, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the applicable percentage ratios (other than the profits ratio) in respect of the service fee payable under the Entrustment Agreement are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but is exempt from the independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

1	THE ENTRUSTMENT AGREEMENT

The Board is pleased to announce that on 22 August 2018, the Company entered into the Entrustment Agreement with GRRE, pursuant to which GRRE has agreed to provide the Entrusted Services in relation to the Project Land and the Company has agreed to pay a total service fee (inclusive of any additional rewards) of no more than RMB50 million. The major terms of the Entrustment Agreement are as follows:

Dates	22 August 2018

Parties	(1) The Company; and

(2) GRRE

Scope of the Entrusted Services

Under the Entrustment Agreement, GRRE is entrusted to provide the services in relation to the preliminary work for the transformation of the Project Land, including but not limited to:

1)  in relation to the demolition and relocation on the Project Land, undertaking surveying, preparing transition proposals, analyzing demand and coordinating the settlement after relocation;

2)  conducting works related to the transformation application and approval, including the setting up of the relevant databases, confirming the scope of transformation, applying to be part of the annual urban renewal plan and consulting and liaising with the relevant authorities;

3)  obtaining the approval from the Guangzhou Urban Renewal Bureau, compiling conceptual preliminary planning proposals, and managing project implementation proposals and feasibility studies;

4)  obtaining internal approvals from GRGC and CRC, including preparing the application and reporting documents; and

5)  assisting the Company in paying the outstanding fees for the land transfer and in applying for the land use right certificate for new purposes.

Service Fee

1)  If the government officially approves that the comprehensive floor area ratio of the Project Land is less than 2.5, the Company has the right to terminate the Entrustment Agreement without paying any service fee, and GRRE will bear the costs incurred from providing the Entrusted Services.

2)  If the government officially approves that the comprehensive floor area ratio of the Project Land is equal to 2.5, the total amount of service fee payable by the Company will be equal to the basic service fee of RMB5 million.

3)  If the government officially approves that the comprehensive floor area ratio of the Project Land is more than 2.5, the total amount of service fee payable by the Company will be equal to the basic service fee of RMB5million plus additional rewards, calculated as follow:

additional rewards = (market value of the Project Land upon the approval of the comprehensive floor area ratio - the actual fee paid for of the land transfer – current market value of the Project Land) x 2%

provided that the total amount of service fee will not exceed RMB50 million.

The service fee was agreed after arm’s length negotiations among the parties to the Entrustment Agreement with reference to, among other things, the estimated costs and resources (including technology and manpower) to be contributed by GRRE and the experience of GRRE in the property development.

Termination

The Company has the right to terminate the Entrustment Agreement without paying any service fee if:

1)  prior to having obtained approval from the relevant authorities with respect to the development of the Project Land, GRRE acknowledges that the project will not be approved by such authorities;

2)  having thoroughly considered the current purpose and land use nature, the regulatory conditions imposed by Guangzhou City on, and the requirements for, the development of the Project Land as well as having sufficiently assessed the difficulty in implementing the project, GRRE acknowledges that it will be impossible to obtain the relevant government approvals, or the land transfer or planning indicators will not meet the expectations of the Company;

3)  save for any force majeure event or any extension agreed by the Company in writing, GRRE fails to complete the preliminary work agreed under the Entrustment Agreement within 24 months from the effective date of the Entrustment Agreement.

If the Entrustment Agreement cannot be performed as a result of the failure to perform its obligations thereunder, any material breach thereof or any conduct in breach of the laws and regulations by a party, the other party has the right to terminate the Entrustment Agreement and claim damages.

2	INFORMATION ON THE PARTIES

(1)	The Company

The Company is principally engaged in railway passenger and freight transportation business, the Hong Kong Through Trains business and certain long-distance passenger transportation services.

(2)	GRRE

GRRE is a company established in the PRC with limited liability and is principally engaged in property development which comprises development, construction and management of real estate.

3	REASONS FOR, AND BENEFITS OF, THE TRANSACTION

In response to the promotion of the comprehensive development of railway land by the State Council and CRC, the Company plans to, by leveraging the transformation policies, undertake comprehensive development on the Project Land which would, in turn, increase the land value.

As the Company is primarily engaged in the transportation business, it does not have the relevant capacity or professionals to perform the preliminary, yet complicated, work of project development, such as obtaining internal approvals from the relevant governmental departments or making land transformation applications. Accordingly, the Company has engaged GRRE, a property developer with notable project operation capability and railway related departments coordination experience, to undertake such work. The Entrustment Agreement will help the Company take advantage of the resources and extensive experience of GRRE, through which the preliminary work for the development of the Project Land can be expedited.

Apart from Mr. Wu Yong, Mr. Guo Ji’an, Mr. Yu Zhiming and Ms. Chen Xiaomei (who abstained from voting at the Board resolutions approving the Entrustment Agreement and the Transaction), the remaining Directors (including independent non-executive Directors) considers that the terms of the Entrustment Agreement and the Transaction are on normal commercial terms, fair and reasonable and in the interests of the Company and its Shareholders as a whole.

4	IMPLICATIONS UNDER THE LISTING RULES

As at the date of this announcement, GRGC is the largest shareholder of the Company. As a wholly-owned subsidiary of the GRGC, GRRE is an associate of GRGC and therefore a connected person of the Company. Accordingly, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the applicable percentage ratios (other than the profits ratio) in respect of the service fee payable under the Entrustment Agreement are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but is exempt from the independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

As at the date hereof, amongst the Directors, Mr. Wu Yong, Mr. Guo Ji’an, Mr. Yu Zhiming and Ms. Chen Xiaomei, concurrently holds positions in GRGC and are considered to have material interests in the Entrustment Agreement and the Transaction. Therefore, they have abstained from voting on the Board resolutions to approve the Entrustment Agreement and the Transaction. Save for Mr. Wu Yong, Mr. Guo Ji’an, Mr. Yu Zhiming and Ms. Chen Xiaomei, none of the other Directors has any material interest in the Entrustment Agreement and was required to abstain from voting on the Board resolutions in respect of the Entrustment Agreement.

5	DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context requires otherwise:

“Board”	the board of Directors of the Company

“Company”	Guangshen Railway Company Limited (廣深鐵路股份有限公司), a joint stock limited company incorporated in the PRC, the H Shares of which are listed on the Stock Exchange, the American depositary shares (each representing 50 H Shares) of which are listed on The New York Stock Exchange, Inc. and the A Shares of which are listed on the Shanghai Stock Exchange

“CRC”	China Railway Corporation (中國鐵路總公司), a wholly state-owned enterprise incorporated under the PRC laws

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules

“Directors”	the directors of the Company

“Entrustment Agreement”	the Entrustment Agreement dated 22 August 2018 entered into between the Company and GRRE in respect of the provision of the Entrusted Services

“Entrusted Services”	the provision of the land preliminary development works by GRRE on the Project Land

“GRGC”	China Railway Guangzhou Group Co., Ltd. (中國鐵路廣州局集團有限公司) (formerly known as Guangzhou Railway (Group) Company (廣州鐵路(集團)公司 )), a company incorporated under the PRC laws and the largest Shareholder of the Company

“Group”	the Company and its subsidiaries

“GRRE”	Guangzhou Railway Real Estate Construction Engineering Co., Ltd. (廣州鐵路地產置業有限公司), a company incorporated under the PRC laws and a connected person of the Company

“H Share”	overseas listed foreign shares of the Company with a par value of RMB1.00 issued in Hong Kong and listed on the Stock Exchange, denominated in Hong Kong dollar

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Project Land”	the land located at Tianhe District, Guangzhou City, PRC with its boundaries reaching Lianquan Road (濂泉路) in the east, Guangyuan Road (廣園路) in the north, Yongfu Road (永福路) in the west and Guangshen Railway (廣深鐵路) in the south, and is the goods yard land of Guangzhou East Railway Station of the Company

“PRC”	the People’s Republic of China and in this announcement excluding Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	share(s) of a par value of RMB1.00 each in the share capital of the Company

“Shareholder(s)”	holder(s) of the Shares(s)

“sq. m.”	square meter(s)

“State Council”	the PRC State Council (中華人民共和國國務院)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Transaction”	the transaction as contemplated under the Entrustment Agreement

“%”	per cent.

By Order of the Board of
Guangshen Railway Company Limited
Guo Xiangdong
Company Secretary

Shenzhen, the PRC

22 August 2018

As at the date of this announcement, the Board of the Company consists of:

Executive Directors

Wu Yong

Hu Lingling

Luo Qing

Non-executive Directors

Guo Ji’an

Yu Zhiming

Chen Xiaomei

Independent Non-executive Directors

Chen Song

Jia Jianmin

Wang Yunting